UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 17, 2022

ReAlpha Asset Management, Inc.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 1. Fundamental Changes

As of November 17, 2022, reAlpha Asset Management, Inc. (“reAlpha”) and SAIML Pte. Ltd. (“SAIML”) agreed to a binding term sheet for a joint venture by and between reAlpha and a fund managed by SAIML and organized in Delaware (the “JV”). The cash contribution of each JV party will be contributed for the purpose of acquiring properties in the states of California, Arizona, Florida, and Tennessee, utilizing reAlpha’s proprietary technology and renovating such properties if necessary, for use of the properties as short-term rental properties. Future markets may be added with the approval of the JV board of directors.

As part of the JV, reAlpha will be responsible for hiring and supervising the general manager of the JV and reAlpha will receive 20% of top-line revenue for full-service property management. reAlpha may use a third party to manage properties and if the cost is less than 20% will be entitled to the spread.

Pursuant to the binding term sheet, a combined investment by the JV parties of up to $40,816,327 U.S. dollars will be made. In Phase 1, the contribution from the fund advised by SAIML will be up to $20,000,000 (or 49%) and the contribution from reAlpha will be up to $20,816,327 (or 51%). Pursuant to the terms of the JV, reAlpha is responsible for securing a credit facility of up to $160,000,000 for the joint venture, making the total assets under management (“AUM”) valued at up to $200,816,327. During Phase 1, capital calls will be made in ten tranches with each SAIML capital call being $2,000,000 and each reAlpha capital call being $2,081,633.

The JV has also provided for a Phase 2; provided certain expectations are satisfied which will be agreed to as part of a definitive agreement. In Phase 2, the total capital contribution by the fund advised by SAIML will be up to $30,000,00 and the total capital contribution from reAlpha will be up to $31,224,490. In Phase 2, total equity and total leverage of the JV would be up to $61,224,490 and up to $245,000,000, respectively.

SAIML is a Singapore-based asset management company that represents ultra-high net-worth individuals and provides services, including, but not limited to, investment management, real estate, art advisory, family governance, wealth structuring to philanthropy, and insurance.

As part of the term sheet, the parties have agreed that a SAIML nominee will join the board of reAlpha, subject to approval of the Board of Directors of reAlpha and any required shareholder approval by reAlpha’s stockholders.

Although the parties have agreed to a binding term sheet, reAlpha can provide no assurances that a definitive agreement with SAIML will be executed or that a JV will be completed. The terms of the JV will not be adjusted prior to the time of signing a definitive JV agreement by agreement of the parties. For additional information on the JV, we refer you to the binding term sheet included as Exhibit 1.1 to this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) ReAlpha Asset Management, Inc.

By (Signature and Title) /s/ Giri Devanur, Chief Executive Officer

Date November 18, 2022

INDEX TO EXHIBITS

Exhibit 1.1	Joint Venture Binding Term Sheet by and between reAlpha Asset Management, Inc. and SAIML Pte. Ltd. fully executed by the parties on November 17, 2022